

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 31, 2014

Via E-mail
Mr. J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer
PetroQuest Energy, Inc.
400 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

Re: PetroQuest Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 5, 2014
File No. 001-32681

Dear Mr. Clement:

We have reviewed your filing and have the following comments. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure.

Please respond to this letter within ten business days by amending your filing, by
providing the requested information, or by advising us when you will provide the requested
response. If you do not believe our comments apply to your facts and circumstances or do not
believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in
response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Business and Properties Items, page 4

Oil and Gas Reserves, page 7

1. We note the disclosure of the proved undeveloped reserves that you developed in 2013 as
    well as the corresponding figures in your annual reports for 2009-2012. The portion of
    the available PUD reserves that you converted each year appears to be approximately 7,
    4, 5, 27 and 7 percent for the years 2009-2013, with a cumulative conversion percentage
    over these five years of about 50%. Therefore, your historical experience does not appear
    to support your statement "We expect all of our PUD reserves at December 31, 2013 to
    be developed over the next five years," nor similar statements made in your annual
    reports for the 2009-2012 fiscal years. Please address the following points:

- Explain to us the circumstances which have led to these results.

- Tell us how the five year totals for development costs incurred and PUD conversion capital expended, of about $107 million and $18 million, compare to your future budgets and plans and expectations for conversion.

- Furnish us with an analysis comparing the PUD locations that had been scheduled to be drilled in 2011 in your year-end 2010 reserve report, 2012 in your year-end 2011 reserve report and 2013 in your year-end 2012 reserve report, to those PUD locations that were actually drilled in each of these years.

- Tell us whether you have scheduled any 2013 PUD reserves to be developed beyond five years after initial booking.

- Explain how your PUD reserves comply with the criteria set forth in Rule 4-10(a)(31)(ii) of Regulation S-X: "Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time."

Leasehold Acreage, page 12

2. We note the disclosure of significant undeveloped acreage expiring over the next three years. For 2014, please tell us the extent of proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, describe the approach you plan to employ to forestall the expiry of such acreage. Given your 2012 disclosure indicating you disposed of 18% of your net undeveloped acreage that would have expired in 2013, please clarify the extent to which you expect a similar approach with future acreage.

Financial Statements

Oil and Gas Reserve Information, page F-21

3. Please disclose the information required by FASB ASC 932-235-50-5, including explanations for significant changes in the various line items in the reconciliation of your proved reserves, i.e. details about the circumstances that led to significant changes in reserves for each of the three years presented

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief